Mail Stop 03-06


May 12, 2005

By U.S. Mail and Facsimile to (310) 328-0697

Mr. Charles E. Phillips
Chief Financial Officer
Eye Dynamics, Inc.
2301 W. 205th Street, # 102
Torrance, CA 90501

RE: 	Eye Dynamics
      Form 10-KSB for the fiscal year ended December 31, 2004

Dear Mr. Phillips,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended December 31, 2004

Item 8A- Controls and Procedures - Page 10

1. We note your statement "that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system are met..." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

Note 1 - Nature of Business and Critical Accounting Policies -
Page F
- 6

Revenue Recognition - Page F - 6

2. We note your significant use of distributors. Please revise the notes to the financial statements in future filings to describe any provisions for price protection, price concessions, allowances, credits/discounts or other sales incentives and to indicate how you account for any such provisions.

Property and Equipment - Page F - 8

3. We note your disclosure on page 3 that the preferred pricing model for impairment detection products is to place units with the user at no initial cost and then charge a fee per test. Are the products reflected in your inventory or fixed asset balances in your 12/31/04 balance sheet? Are they depreciated? If so, over what period of time are these units depreciated? Revise future filings to address these questions and to indicate how you account for these units.

Note 8 - Income Taxes - Page F-12

4. Supplementally and in future filings please provide a reconciliation of your reported income tax benefit to the amount of taxes you would have been required to pay if taxed at the statutory rate. Refer to paragraph 47 of SFAS 109.


*	*	*	*

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-1812 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Angela Crane, Branch Chief at (202) 942-1931.


      								  Sincerely,


								  Jay Webb
								  Reviewing Accountant
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Mr. Charles E. Phillips
Eye Dynamics
May 12, 2005
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